Exhibit 12.1

	Predecessor Year Ended December 31,					Predecessor Period from January 1 through February 26,	Successor Period from February 26 through September 30,
(in thousands, except for ratios)	2005	2006	2007	2008	2009	2010	2010
Earnings:
Net income	$51,229	$65,133	$(8,639)	$(328,266)	$(140,112)	$50,802	(15,667)
Income tax (expense)/benefit	(28,209)	(28,619)	3,131	4,598	(2,384)	1,534	(4,694)
Income before income tax	79,438	93,752	(11,770)	(332,864)	(137,728)	49,268	(10,973)
Add: Fixed charges (per below)	66,643	50,910	48,344	51,400	59,753	7,496	24,452
Total earnings available for fixed charges	146,081	144,662	36,574	(281,464)	(77,975)	56,764	13,479

Fixed charges:
Fixed charges (interest expense, net)	66,643	50,910	48,344	51,400	59,753	7,496	13,479

Ratio of earnings to fixed charges(1)	2.19	2.84	—(2)	—(2)	—(2)	7.57	—(3)

(1) The term “fixed charges” means the sum of (a) interest expensed and capitalized and (b) amortized premiums, discounts and capitalized expenses related to indebtedness.  The term “earnings” means the sum of (a) pre-tax income from continuing operations and (b) fixed charges.

(2) Earnings were inadequate to cover fixed charges by $11.8 million, $332.9 million, $137.7 million for the years ended December 31, 2007, 2008 and 2009, respectively.

(3) Earnings were inadequate to cover fixed charges by $11.0 million for the Successor Period from February 26, 2010 through September 30, 2010.